Coca-Cola İçecek

07021844

RECEIVED

2007 MAR 15 A 10:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE 82-35049

March 12, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Attention: Office of International Corporate Finance

PROCESSED

MAR 19 2007

THOMSON FINANCIAL

Re: Rule 12g3-2(b) submission by Coca-Cola İçecek A.Ş. (the "Company")

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Coca-Cola İçecek A.Ş. We hereby transmit to you, in accordance with the provisions of the Rule, the following announcement made to the Istanbul Stock Exchange on March 12, 2007.

Coca-Cola İçecek ("CCI") will acquire a 50% stake in Syrian Soft Drink Sales and Distribution L.L.C. ("SSDSD"), through its subsidiary Efes Invest Holland B.V., from Anadolu Endüstri Holding A.Ş. for TRY 411,000.

SSDSD distributes brands of The Coca-Cola Company in Syria, serving a population of 18.9 million. The remaining 50% of the shares in SSDSD will be held by The Olayan Financing Company Limited.

SSDSD, established in June 22, 2006, currently sells and distributes Coca-Cola branded products in Syria, which are imported mainly from Jordan. As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Kindly acknowledge receipt of this letter and the submission of the documents delivered herewith by stamping the duplicate copy of this letter and returning it in the envelope provided.

Sincerely,

Coca-Cola İçecek A.Ş.

3/15

COCA-COLA İÇECEK A.Ş.
Genel Müdürlük: Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 84 67-68

END